**UNITED STATES**
**SECURITIES A ND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☑ Check box if Amendment is material and investors must reconfirm within five business days.
 Company is extending its campaign until July 29, 2020.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
A Boring Life, Inc.

***Legal status of issuer***

***Form***
Corporation

***Jurisdiction of Incorporation/Organization***
Oregon

***Date of organization***
January 1, 2019

***Physical address of issuer***
29830 SE Wheeler Road, Boring, OR 97009

***Website of issuer***
http://www.aboringlife.com

***Name of intermediary through which the offering will be conducted***
OpenDeal Portal LLC dba "Republic"

***CIK number of intermediary***
0001751525

***SEC file number of intermediary***
007-00167

***CRD number, if applicable, of intermediary***
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust, LLC

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
6% of the amount raised in the Offering.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

*Type of security offered*
Crowd SAFE

*Target number of Securities to be offered*
25,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$25,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$428,000

*Deadline to reach the target offering amount*
July 29, 2020

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
2

|  | Most recent fiscal year-end (2019) | Prior fiscal year-end (2018) |
|---|---|---|
| **Total Assets** | $87,642 | $0.00 |
| **Cash & Cash Equivalents** | $68,764 | $0.00 |
| **Accounts Receivable** | $3,443 | $0.00 |
| **Short-term Debt** | $48,320 | $0.00 |
| **Long-term Debt** | $255,926 | $0.00 |
| **Revenues/Sales** | $26,014 | $0.00 |
| **Cost of Goods Sold** | $18,429 | $0.00 |
| **Taxes Paid** | $0 | $0.00 |
| **Net Income** | -$299,107 | $0.00 |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO, Director
(Title)

April 22, 2020
(Date)

/s/ Jennifer Johnson
(Signature)

Jennifer Johnson
(Name)

Vice President, Director
(Title)

April 22, 2020
(Date)

***Instructions.***
1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.        The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBITS

EXHIBIT A Offering Memorandum
EXHIBIT B: Disclaimers

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C)**

**April 22, 2020**

**A Boring Life, Inc.**



**Up to $428,000 of Crowd SAFE**

A Boring Life, Inc. ("**Boring Life**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $428,000 worth of Crowd SAFE of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $428,000 from Investors in the offering of Securities described in this Form C (this "**Offering**").  This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 29, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal.  Purchases may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.aboringlife.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.republic co/a-boring-life
**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

A Boring Life, Inc. is an Oregon corporation incorporated on January 1, 2019. From August 23 2018 to December 31, 2018, the Company's founders operated a similar business as A Boring Life, LLC, an Oregon limited liability company, which was a predecessor to A Boring Life, Inc.

The Company is located at 29830 SE Wheeler Road, Boring, OR 97009

The Company's website is http://www.aboringlife.com

The Company conducts business in all 50 states

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/ a-boring-life and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum Amount of Units of Crowd SAFEs being offered** | $25,000 |
| **Total Units of Crowd SAFEs (outstanding after Offering (if Minimum Amount reached)** | 25,000* |
| **Maximum Amount of Units of Crowd SAFEs being offered** | 428,000 |
| **Total Units of Crowd SAFEs outstanding after Offering (if Maximum Amount reached)** | 428,000* |
| **Purchase price per Security** | 1.00+ |
| **Minimum Investment Amount per Investor** | $100 |
| **Offering deadline** | July 29, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 24 hereof. |
| **Voting Rights** | See the description of the voting rights on page 34. |

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. For example, the Company may elect to participate in one of the Intermediary's special investment programs, which may require the Company to offer alternative minimum individual purchase amounts to Investors without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100.00 | $6.00 | $94.00 |
| **Aggregate Target Offering Amount** | $25,000.00 | $1,500.00 | $23,500.00 |
| **Aggregate Maximum Offering Amount** | $428,000.00 | $25,680.00 | $402,320.00 |

(1)       This excludes fees to Company's advisors, such as attorneys and accountants.

(2)      The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)      The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. For example, the Company may elect to participate in one of the Intermediary's special investment programs, which may require the Company to offer alternative minimum individual purchase amounts to Investors without notice.

**RISK FACTORS**

***The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.***

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***Our ability to grow our business depends on state laws pertaining to the hemp industry.*** Continued development of the hemp industry depends upon continued legislative authorization of hemp at the state level. The status quo of, or progress in, the regulated hemp industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of hemp, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the hemp industry, such as restricting the form in which hemp can be consumed, processing and/or retail sales of hemp, which could have the impact of dampening growth of the hemp industry and making it difficult for hemp businesses to operate profitably in those states.

FDA regulation of hemp and the possible registration of facilities where hemp is grown could negatively affect the hemp industry and our financial condition.

The FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible

12

prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

***We may have difficulty accessing the service of banks.***
Financial transactions involving proceeds generated by hemp-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitterstatute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to hemp-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon hemp-related activity. Nevertheless, banks remain hesitant to offer banking services to hemp-related businesses. Consequently, those businesses involved in the regulated hemp industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

***The SEC is monitoring the hemp industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.***
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business. A similar, updated alert was issued September 5, 2018, noting the potential for investment fraud and market manipulation.

***The Company has issued securities that are convertible into a class of security it is not authorized to issue***
The Company has previously conducted a fundraise pursuant to Regulation CROWDFUNDING, which granted the holders of the securities rights, upon the occurrence of certain events, to convert such securities to preferred stock. The Company has not yet authorized in its formation documents the issuance of preferred stock. Prior to the occurrence of the conversion events (described more fully herein), the Company will need to obtain the appropriate approvals from existing shareholders and the board. If the Company is unable to do so, the Company will not be able to issue preferred stock to the security holders, which could result in litigation or other disputes between the Company and the security-holders.

***Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.***
Local, state and federal hemp and cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or

applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

***Applicable state laws may prevent us from maximizing our potential income.***
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain hemp activities. Even if these activities are legal under state law, specific cities and counties may ban them.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***The consolidation of retail customers could adversely affect us.***

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white- label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***

Our activities or products, both in and outside of the U.S., are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***Significant additional labeling or warning requirements may inhibit sales of affected products.*** Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).***
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

***Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.***
We purchase large quantities of raw materials, including ingredients such as almonds and walnuts. In addition, we purchase and use significant quantities of bags to package our products. In recent periods, the prices of nuts have been priced below their respective averages and we have realized some benefits from these low prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

***Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.***
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Changes in government regulation could adversely impact our business.***
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We may implement new lines of business or offer new products and services within existing lines of business.***
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information

on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities**

***The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.***
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

18

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.***
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

***Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.***
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

***There is no present market for the Securities and we have arbitrarily set the price.***
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.***

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

*While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.* In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

*Certain investors will receive preferable terms on the Crowd SAFE for investing early.* Early participants in this Offering will receive preferable terms on the Crowd SAFE, this may cause disparate outcomes from Crowd SAFE holders who invested at different times during the Offering.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

**Legal Matters**

Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

**Additional Information**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.**

**BUSINESS**

**Description of the Business**
A Boring Life makes chef-curated natural snack foods infused with hemp and/or CBD extract to support a more relaxed lifestyle. The Company's first product line pairs high protein nuts, rich in Omega 3's, with the calming properties of Hemp and or CBD extract. Target customers include individuals searching for convenient healthy snacks such as roasted almonds with lavender, dark chocolate and sea salt almonds, and sweet and spicy walnuts. The Company sources its products from multiple vendors in the U.S. for quality and availability purposes.

**Business Plan**
A Boring Life's initial product line of almonds and walnuts marries a high protein snacking with hemp extract to create three chef-curated, high quality natural snacking products that are rich in Omega 3's, are vegetarian and gluten-free, and are keto and paleo diet friendly. Hemp extract is believed to help alleviate anxiety and depression as well as assist in pain management and sleeplessness. A Boring Life's products are sold in grocery chains such as New Seasons and Erewohn as well as convenience stores and specialty food stores. The Company's hemp infused nuts are packaged in single serving 1 oz packs and include 25mg of organic hemp extract per serving. All of a Boring Life's products are also available for purchase online at http://www.aboringlife.com, and it's Sweet and Spicy Walnuts are also available for purchase through Amazon. The Company also intends to expand its presence to Amazon to include the Company's complete line of products. A Boring Life's products are for thinking individuals who care about their bodies and the environment. The Company wants to continue to deepen its relationship with national and regional retailers and develop new channels with boutique grocery stores, gift shops and gyms.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Roasted Almonds with Lavender, Sweet and Spicy Walnuts and Dark Chocolate and Sea Salt Almonds | Seasoned almonds and walnuts rich in protein, essential vitamins and Omega-3 fatty acids to promote a calm sense of well- being; handmade by Chef Jen Johnson with almonds and walnuts grown on a California family farm. | A Boring Life's products are sold in grocery stores and retail outlets, online. |
| Hemp Extract | 1,000 mg organically grown hemp extract to promote a calm sense of well-being | A Boring Life's products are sold in grocery stores and retail outlets, online. |
| Honey | Honey infused with hemp extract to promote a calm sense of well-being | A Boring Life's products are sold in grocery stores and retail outlets, online. |
| Pet treats | Pet treats infused with hemp extract to promote a calm sense of well-being | A Boring Life's products are sold in grocery stores and retail outlets, online. |

**Competition**
The Company's primary competitors are Weller Snacks, Good Bites CBD, Vital Leaf, Gron, and others.

Weller Snacks: Founded in 2017, Weller Snacks provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab tested and verified for potency, and each contain 25 mg of broad-spectrum hemp extract per serving. Weller Snacks products can be purchased through the company's website, with prices ranging from $14.99 for three packages of coconut bites to $80 for the Barista Blend water-soluble CBD powder. In July 2019, the company raised $3 million in Series Seed funding, bringing its total funding amount to date to $4.25 million.

Good Bites CBD: Headquartered in Venice, California, Good Bites CBD provides handcrafted, organic, nutrient-dense, CBD-infused snacks. The company uses pure CBD oil from non- psychoactive organic hemp in its snacks such as coconut brownie bites, coconut macaroon bites, and raw cookie dough bites. Each snack has a high and low dose CBD version, 25 mg on the high end and 10 mg on the low end. The company also offers two sizes of CBD oil tincture bottles, 500 mg and 1,000 mg. Prices range from $20 for the snack bites to $48 for the low potency, 500 mg CBD oil tincture bottle, and $62 for the high potency, 1,000 mg tincture bottle.

Vital Leaf: Founded and headquartered in Portland, Oregon, Vital Leaf offers a line of artesian chocolates and herbal formulas infused with full-spectrum CBD oils. The company uses a plant- forward approach when formulating its products, meaning it consciously selects, sources, and pairs specific ingredients to maximize the healing properties of CBD and increase the user's enjoyment. Vital Leaf claims its products are free of processed refined white sugars, high-glycemic sweeteners, artificial colorings, common allergens, pesticides, preservatives, and any ingredient that would hinder the plant's medicinal properties. The company's products include items such as CBD elixir drops, CBD chocolate, CBD body balm, and CBD capsules. Prices range from $15 for a 100 mg CBD chocolate bar to $69 for a 750 mg bottle of the company's CBD tincture.

Grön: Founded in 2015, Grön offers cannabis and CBD-infused edibles including chocolate bars, chocolate covered coffee beans, chocolate sauce, and caramel sauce. It also offers a line of cannabis and CBD-infused skincare products, such as clay masks, body balm, face cream, hair mask, and body lotion, and CBD tincture bottles ranging in size from 500 mg to 1000 mg. Prices range from $12 for a five serving bar of CBD-infused chocolate to $60 for the CBD-infused revitalizing body lotion or the unflavored water-soluble elixir. Grön's edibles were available to medical marijuana card carriers a full year before Oregon legalized recreational cannabis, and its products are currently available at over 400 dispensaries across the state.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**
The Company's customers include mass merchandisers, grocery stores, membership club stores, drug stores, convenience stores, distributors, e-commerce and high-frequency stores.

**Intellectual Property**

The Company has the following intellectual property:

*Trademarks*

| Application or Registration # | Goods/Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 88/195,978 | Roasted nuts; candied nuts; processed nuts; nut-based snack foods; nut milk beverages, dairy-based beverages, vegetable-based beverages, and fruit-based food beverages; Edible pet treats and pet food | A BORING LIFE | November 1, 2018 | July 2, 2019 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Food Manufacturing | Oregon Department of Agriculture | License | January 2, 2019 | January 2, 2019 |

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by various governmental bodies.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**USE OF PROCEEDS**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below. The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds (Descriptions below) | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fee | 6.00% | $1,500 | 6.00% | $25,680 |
| Campaign Marketing | 8.00% | $2,000 | 5.00% | $21,400 |
| General Marketing | 8.00% | $2,000 | 16.00% | $68,480 |
| Research and Development | 0.00% | 0 | 10.00% | $42,800 |
| Manufacturing | 60.00% | $15,000 | 37.00% | $158,360 |
| Future Wages | 18.00% | $4,500 | 14.00% | $59,920 |
| Working Capital | 0.00% | 0 | 12.00% | $51,360 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$428,000** |

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

**Intermediary Fee**
Cash commission payable to Republic

**Campaign Marketing**
These funds will go towards reimbursement for our previous marketing campaigns.

**General Marketing**
These funds will go towards our general ongoing online marketing.

**Research and Development**
These funds will go towards the research and development of new and innovative products.

**Manufacturing**
These funds will go towards manufacturing our products

**Future Wages**
These funds will go towards wages for our employees

**Working Capital**
These funds will go towards sustaining the operations and growth of the company.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

**DIRECTORS**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Serafina Palandech

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
CEO, January 2019 to Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Serafina has been the CEO and Co-Founder for A Boring Life since its incorporation in 2019. Prior to that she created an organic food company and was responsible for sales, marketing, financial management, hiring and staff management.

CEO, A Boring Life, Inc. January 2019 to Present
 • Created social media identity, website, e-commerce site and marketing initiatives to promote thought leader in category.
 • Created market strategy and brand identity.
 • Product development, R&D and consumer testing
 • Established national brokerage network
 • Sales channel strategy
 • Staff oversight and management
Founder and President, Hip Chick Farms. November 2011 to March 2019
 • Created social media identity, website, e-commerce site and marketing initiatives to promote thought leader in organic and easy family food.
 • Created market strategy, branding, and packaging business offering for large market
 • National product distribution into multiple distributors and grocery stores nationwide
 • Established national brokerage network
 • Data and ROI systems
 • Packaging creation and marketing materials
 • Worked with Board, recruited industry experts onto Board and as investors
 • Established and maintained more than 100 customer accounts, nationwide distributors
 • Staff oversight and management
 • Operations and co-packer management

*Education*
Bachelor's Degree, Women's Studies and Fine Arts – University of California, Santa Cruz

***Name***
Jennifer Johnson

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Vice President and Chef, January 2019 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Jennifer has been the Vice President and lead chef for A Boring Life since its incorporation in 2019. She leads the production process, oversees the Company's food service manufacturing, and the Company's quality assurance and quality control (QA/QC) standards.

Vice President and Chef, A Boring Life, Inc. January 2019 to Present
- Leads the production process and oversees the Company's facilities and maintenance procedures Created market strategy and brand identity.
- Oversees training, job design, work assignments and regulatory compliance. Established national brokerage network.
- Develops and maintains accurate records for key performance indicators (KPIs), and QA/QC, to ensure all products are produced to the Company's standards.

Co-Founder and Executive Chef, Hip Chick Farms. January 2013 to August 2018
- Board management, corporate growth, strategy and oversight
- Oversaw recipe development on all Hip Chick Farms products and formulation from kitchen testing to production
- Built and developed taste profile for all elements of brand development, food production, product reformulations, and ingredient statements.

Executive Private Chef, Gordon Getty. January 2001 to December 2016
- Cook lunch and dinner for family, five nights per week.
- Menu planning and recipe development.
- Manage kitchen staff of up to fifteen additional cooks, 50 servers and dishwashers.
- Plan and execute over 50 special events per year, ranging from private wine dinners to galas hosting over 1,000 guests.
- Prepare and serve lunch to children in private Getty Montessori School Monday through Friday.
- Hire, train and supervise local forager to ensure highest quality ingredient sourcing.
- Partner with colleagues in the extended culinary environment on pairings, farmer sourcing, and current developments in the food scene.
- Traveled internationally as Executive Chef to serve family and manage household staff

***Education***
Associate's Degree, Culinary Arts – California Culinary Academy, San Francisco

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***
Serafina Palandech

***See "Directors"*** **section above.**

*Name*
Jennifer Johnson

See *"Directors"* section above.

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently employs 2 employees.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type/Class of security | Common Stock |
|---|---|
| Securities (or amount) Authorized | 5,000,000 |
| Securities (or amount) Outstanding | 997,033 |
| Voting Rights | Yes |
| Anti-Dilution Rights | No |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may decide to issue more Common Stock which may dilute the Security |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 100%* |

*The conversion of the convertible notes, as described below would require the issuance of additional shares of the Company and will likely dilute the Securities. The percentage stated here is related only to the current shareholders as the conversion of convertible securities is uncertain and dependent on future events.

**Convertible Securities**

The Company has the following reserved/outstanding convertible securities:

| Type/Class of Security | Cash Value of Outstanding Securities | Voting Rights | Anti-Dilution Rights | How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | Additional Terms |
|---|---|---|---|---|---|
| Convertible Note | Principal: $150,000<br><br>Interest (as of December 31, 2019): $5,726 | No, but voting rights may be granted upon conversion | None | These securities are likely to convert to stock in the future, which could dilute the Security | The interest rate is 8% per annum with the principal and interest payable on June 1, 2021. Upon the Company's next equity financing transaction in which it raises not less than $1,500,000 ("Note Equity Financing"), the principal and interest will convert automatically at a price per share of Common Stock equal to 80% of the price per share sold in such transaction. If the Company is sold or if the maturity date is reached prior to a sale or Note Equity Financing, noteholders may elect to have the principal amount plus interest repaid by the Company or convert the principal and interest into common stock of the Company at a pre-conversion valuation of $3,500,000. |
| Crowd Note | $105,926 | No, but voting rights may be granted upon conversion | None | These securities are likely to convert to stock in the future, which could dilute the Security | There is no interest rate and no maturity date. The notes will convert at either a 20% discount or at a maximum valuation cap of $3,500,000 at the next qualified financing of at least $1,000,000 to preferred stock. The Company has not authorized the issuance of preferred stock, which means the Company likely will need to obtain shareholder approval and amend its formation documents with the state. |

**Debt**

The Company has the following debt outstanding:  In addition to the convertible notes described above, Serafina Palandech and Jennifer Johnson have loaned the Company a total of $35,341. There is no maturity date or interest rate, but the Company will be required to repay the loan before making distributions to any shareholders.

**Ownership**

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|------|------------------------------------------|----------------------|
| Serafina Palandech | 425,000/Common Stock | 42.3% |
| Jennifer Johnson | 425,000/Common Stock | 42.3% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**
A Boring Life, Inc. ("the Company") was incorporated on January 1, 2019 under the laws of the State of Oregon, and is headquartered at 29830 SE Wheeler Road, Boring, OR 97009.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 22, 2020 the Company has $36,539 in cash, which, without accounting for additional revenues, would allow the Company to continue operating for approximately 4 months.

The Company has issued any convertible notes.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Valuation**
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|
| Common Stock | 45,000 | General Operations | 04/16/2019 | Section 4(a)(2) |
| Convertible Note | $100,000 | General Operations | 04/16/2019 | Section 4(a)(2) |
| Crowd Notes | $105,900 | General Operations | 10/14/2019 | Section 4(a)(6) - Regulation Crowdfunding |

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 428,000 of The Securities for up to $428,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by July 29, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $428,000. (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

**PRIME TRUST, LLC THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

6.0% of the amount raised

*Stock, Warrants and Other Compensation*

2.0% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**

The Securities do not entitle the Investors to any dividends.

**Conversion**

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $3,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Equity Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

**Dissolution**

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

**Termination**

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

**Voting and Control**

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED,**

**BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**


**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

**The Company has engaged in the following related persons transactions:**
Palandech and Jennifer Johnson have loaned the Company a total of $35,341. There is no maturity date or interest rate, but the Company will be required to repay the loan before making distributions to any shareholders.

## EXHIBIT B
*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.